Boyte Group, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Active Defender
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Cash and Cash Equivalents	534,937
Account Receivable	16,232
Total Current Assets	551,169
Non-current Assets	
Computer Equipment	9,563
Accumulated depreciation	(2,294)
Other	-
Total Non-current Assets	7,269
TOTAL ASSETS	558,438
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Unearned Income	43,487
Accounts Payable	1,297
Accrued Interest	1,542
Other Liabilities	248
Total Current Liabilities	46,574
Long Term Liabilities	
SBA Loan	16,200
SAFE Capital Raise	576,452
Total Long-Term Liabilities	592,652
TOTAL LIABILITIES	639,226
EQUITY	
Common Stock	1,000
Additional Paid in Capital	40,449
Accumulated Deficit	1,286
Net Income (Loss)	(123,523)
TOTAL EQUITY	(80,788)
TOTAL LIABILITIES AND EQUITY	558,438

Active Defender
Profit and Loss
January - December 2023

Income	
Income	
Services	178,532
Total Income	178,532
Cost of Goods Sold	
Customer Registration Services	901
Program Services for Active Defender	7,480
Total Cost of Goods Sold	8,381
Gross Profit	170,151
Expenses	
Advertising & Marketing	28,568
General Business and Administration	255,372
Research and Development	901
Rent & Lease	6,000
Depreciation	2,294
Total Operating Expense	293,135
Operating Income (Loss)	(122,984)
Other Income	
Interest	65
Total Other Income	65
Other Expenses	
Interest Expense	606
Total Other Expense	606
Earnings before Taxes	(123,525)
Provisions for Tax	-
Net Income (Loss)	(123,525)

Active Defender

Statement of Cash
For Year Ending December 31, 2023

Net Income (Loss)	(123,525)
Adjustments to Reconcile Net Income to Net Cash provided by operations	
Accounts Payable and Accrued Expenses	1,545
Unearned Income	43,487
Accrued Interest	606
Accounts Receivable	(16,232)
Fixed Assets	(9563)
Total Adjustments Net Income to Net Cash	19,843
Net Cash provided by (used in) Operating Expense	(103,682)
Financing Activity	
Capital Funds Raise - SAFE	576,542
Net Cash provided by Financing Activities	576,542
Net Cash provided for the Period	472,860
Cash a the beginning of the Period	62,038
Net Cash Increase (Decrease) for the period	472,860
Cash at the end of the period	534,898

Boyte Group, Inc.
Statement of Changes in Equity

Account	2023
Common Stock	1,000
Additional Paid-in Capital	40,449
Accumulated Deficit	1,286
Net Income (Loss)	(123,523)
Total Equity	(80,788)

Boyte Group, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Boyte Group, Inc. (the "Company") is a corporation organized on May 17, 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.